Exhibit 99.1

AMIR REICHMAN, CEO NASDAQ: BVXV | DECEMBER 2021

2 This communication is not a prospectus or offer of securities for subscription or sale in any jurisdiction. This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding execution of a definitive agreement with the Max Planck Society and the University Medical Center Göttingen ; the therapeutic and commercial potential of VHH antibodies ; and the timing of proof - of - concept studies and clinical trials in VHH antibodies . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd . Risks and uncertainties include, but are not limited to, the risk that BiondVax will not execute a definitive agreement with the Max Planck Society and the University Medical Center Göttingen ; the risk that the therapeutic and commercial potential of VHH antibodies will not be met ; the risk that proof - of - concept studies and clinical trials in VHH antibodies will not occur, will be delayed or not be successful ; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all ; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax ; risks relating to the COVID - 19 (coronavirus) pandemic ; BiondVax’s ability to acquire rights to additional product opportunities ; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all ; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required ; the risk that the manufacturing facility will not be able to be used for the necessary applications technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20 - F filed with the Securities and Exchange Commission on May 13 , 2021 . BiondVax undertakes no obligation to revise or update any forward - looking statement for any reason . SAFE HARBOR STATEMENT

3 WELL POSITIONED TO BRING INNOVATIVE THERAPIES TO MARKET A small pharma company with BIG pharma capabilities: Top - tier pharma leadership Collaboration * with Max Planck & UMG GMP manufacturing facility Extensive development expertise to phase 3 results * Term sheets signed October 19, 2021. Final agreements anticipated by end of January 2022

4 CREATING AN INNOVATIVE VHH PIPELINE Extending from a promising COVID - 19 therapeutic … • Validated targets of existing mAb treatments • Short time to value generation, lower risk than mAbs • Large markets growing at attractive CAGRs COVID 19 Lead candidate demonstrating strong competitive edge (2) ASTHMA PSORIASIS PSORIATIC ARTHRITIS MACULAR DEGEN … to multiple, significant derisked opportunities Collaborating (1) with world - renowned Max Planck Institute (1) Term sheets signed October 19 , 2021 . Final agreements anticipated by end of January 2022 (2) Based on laboratory research at Max Planck Institute for Biophysical Chemistry (MPG) and University Medicine Göttingen (UMG)

THE VHH VALUE PROPOSITION

Multiple crucial advantages compared to monoclonal antibodies (mAbs)

INTRINSIC ADVANTAGES

- Superior specificity & binding affinity – can increase efficacy
- Small size reaches targets mAbs cannot reach
- Lower immunogenicity

CONVENIENT AND FLEXIBLE

- Higher thermo-stability = longer shelf life, easier storage & distribution
- Multiple, easier routes of administration
- Faster, lower-cost production

BROAD CLINICAL POTENTIAL

- Adaptable half life for acute or chronic conditions
- Directly targeted – potentially safer and lower dose

VHH-Antibodies are often referred to as **Nanobodies***

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* Nanobody is a trademark of ABLYNX N.V., a wholly owned subsidiary of Sanofi. BiondVax has no affiliation with and is not endorsed by Sanofi.

COVID TREATMENT CANDIDATE HAS A **STRONG COMPETITIVE EDGE**


THE
EMBO
JOURNAL
Volume 40 Issue 19 | 1 October 2021
Nanobodies targeting
SARS-CoV-2 variants
EMBOpress

EMBO J (2021) 40: e107985 https://doi.org/10.15252/embj.2021107985

OUTLOOK

- Virus expected to continue circulating, like seasonal flu
- **$1.6B** est. market for antibodies targeting COVID-19 by 2025[1]

FAVORABLE POTENTIAL MARKET POSITION

- Superior affinity - **100x stronger** in-vitro neutralization vs leading mAb
- Hyper thermostability @ 95°C
- Neutralization of major variants of concern

"Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies"

Authored by the scientific leads of our Max Planck collaboration[2]

(1) Source: L.E.K. research and analysis
(2) Term sheets signed October 19, 2021. Final agreements anticipated by end of January 2022

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BiondVax Pharmaceuticals Ltd.

7 €2.6B asthma € 10.4 B psoriasis € 5.0 B macular degeneration € 4.5 B psoriatic arthritis TIMELINE INITIAL FOCUS * Sources: D atamonitor ; Fiercepharma ; L. E. K. research and analysis Execution of final agreements • Proof of concept (COVID) • Initiate development toward potential future targets • Initial clinical trial results (COVID) • Proof of concept (future targets) 2022 2023 FUTURE DERISKED TARGETS $1.6B projected market for COVID - 19 antibodies CURRENT MARKET SIZES*

SIGNIFICANT POTENTIAL FOR VALUE CREATION Well - positioned to bring innovative therapies to market with unique large pharma competencies Strategic collaboration with world - renowned Max Planck Institute* Targeting large addressable markets with a pipeline of VVH antibodies Lead candidate to treat COVID has strong competitive edge Numerous catalysts expected in 2022 and 2023 * Term sheets signed October 19 , 2021 . Final agreements anticipated by end of January 2022